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                                                 FILE PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-49301
PROSPECTUS

                                  $230,000,000

   [LOGO]
                       AFFILIATED COMPUTER SERVICES, INC.
              4% CONVERTIBLE SUBORDINATED NOTES DUE MARCH 15, 2005

    This Prospectus relates to the offering for resale by the Selling Securityholders (the "Selling Securityholders") of up to an aggregate of $230,000,000 of 4% Convertible Subordinated Notes due March 15, 2005 (the "Notes") of Affiliated Computer Services, Inc., a Delaware corporation ("ACS" or the "Company"), and the 5,391,936 shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock") that are issuable upon conversion of the Notes at the initial conversion rate of 23.4432 shares per U.S. $1,000 principal amount of Notes, subject to adjustment in certain events. The Notes offered hereby were originally offered by the Company in an underwritten private placement.

    The Notes will be convertible at any time on or after June 15, 1998 and prior to the close of business on the maturity date, unless previously redeemed or repurchased, at a conversion rate of 23.4432 shares of Class A Common Stock per $1,000 principal amount of Notes (equivalent to a conversion price of U.S. $42.66 per share), subject to adjustment under certain circumstances. See "Description of Notes -- Conversion Rights". The Company's Class A Common Stock is listed on the New York Stock Exchange under the symbol "AFA." The closing sale price of the Class A Common Stock on April 1, 1998 was $34 1/16 per share. Interest on the Notes will be payable semiannually on March 15 and September 15 of each year, commencing on September 15, 1998.

    The Notes are redeemable at the option of the Company, on or after March 15, 2002, in whole or in part, at the redemption prices set forth herein, plus accrued interest to the redemption date. See "Description of Notes -- Optional Redemption". The Notes are not entitled to any sinking fund. The Notes will mature on March 15, 2005.

    In the event of a Change in Control (as defined herein), each holder of Notes may require the Company to repurchase its Notes, in whole or in part, for cash or, at the Company's option, Class A Common Stock (valued at 95% of the average closing sale prices for the five trading days immediately preceding and including the third trading day prior to the repurchase date) at a repurchase price of 100% of the principal amount of Notes to be repurchased, plus accrued interest to the repurchase date. See "Description of Notes -- Repurchase at Option of Holders Upon a Change in Control".

    The Notes are unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company and effectively subordinated in right of payment to all indebtedness and other liabilities of the Company's subsidiaries. As of December 31, 1997, the aggregate amount of outstanding Senior Indebtedness of the Company was approximately $300 million. The Indenture will not restrict the Company or its subsidiaries from incurring additional Senior Indebtedness or other indebtedness. See "Description of Notes -- Subordination".

    The Notes may be sold from time to time pursuant to this Prospectus by the Selling Securityholders. The Notes may be sold by the Selling Securityholders in ordinary brokerage transactions, in transactions in which brokers solicit purchases, in negotiated transactions, or in a combination of such methods of sale, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. See "Plan of Distribution." The distribution of the Notes is not subject to any underwriting agreement. The Company will receive no part of the proceeds of sales from the offering by the Selling Securityholders. All expenses of registration incurred in connection with this offering are being borne by the Company, but all selling and all other expenses incurred by the Selling Securityholders will be borne by such Selling Securityholders. None of the securities offered pursuant to this Prospectus have been registered prior to the filing of the Registration Statement of which this Prospectus is a part.

    SEE "RISK FACTORS" ON PAGE 3 FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE NOTES.
                             ---------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

May 13, 1998
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                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Web site where reports, proxy statements, and other information filed by publicly traded companies, including the Company, may be retrieved, and the address of such site is http://www.sec.gov. The Company's Class A Common Stock, par value $.01 per share ("Class A Common Stock") is listed on the New York Stock Exchange ("NYSE"), and reports, proxy statements, and other information can also be inspected at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents filed with the Commission are incorporated by reference into this Prospectus:

        (i) the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997, as amended by Amendment No. 1 thereto on Form 10-K/A;

        (ii) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 1997 and December 31, 1997;

       (iii) the Company's Registration Statement on Form 8-A filed with the Commission on August 21, 1997; and

        (iv) the Company's Current Reports on Form 8-K, dated August 20, 1997, September 25, 1997, December 23, 1997, January 6, 1998, February 19, 1998 and March 3, 1998, respectively.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from and after the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    As used herein, the terms "Prospectus" and "herein" mean this Prospectus, including the documents incorporated or deemed to be incorporated herein by reference, as the same may be amended, supplemented or otherwise modified from time to time. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document. The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents which have been or may be incorporated in this Prospectus by reference other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in any such documents). Requests for such copies should be directed to David W. Black, Secretary, Affiliated Computer Services, Inc., 2828 North Haskell Avenue, Dallas, Texas 75204, telephone (214) 841-6152.

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                                  RISK FACTORS

    In addition to the other information set forth in this Prospectus, the following risk factors should be carefully considered in evaluating an investment in the Notes offered hereby and the shares of Class A Common Stock issuable upon conversion thereof. This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements as a result of various risks and uncertainties, including the timing and magnitude of technological advances; the performance of recently acquired businesses; the prospects for future acquisitions; the possibility that a current customer could be acquired or otherwise affected by a future event that would diminish their information technology requirements; the competition in the information technology industry and the impact of such competition on pricing, revenues and margins; the degree to which business entities continue to outsource information technology and business processes; uncertainties surrounding budget reductions or changes in funding priorities or existing government programs; the costs of attracting and retaining highly skilled personnel; and the other factors summarized below.

RELIANCE ON SIGNIFICANT CUSTOMERS

    The success of ACS has been dependent in large part on its retention of contracts with certain significant customers. The five largest customers of ACS for the fiscal years ended June 30, 1995, 1996, and 1997, accounted for approximately 21%, 23%, and 22%, respectively, of its revenues. For the fiscal year ended June 30, 1997, the Company's principal contract with the Department of Education accounted for approximately 11% of ACS's revenues. Other than the Department of Education, no one customer represented more than 5% of ACS's revenues for the fiscal year ended June 30, 1997. While ACS believes its relations with such customers are good and has contracts with each with remaining terms of approximately one to seven years, the loss of any of such customers or a material decrease in services provided to any such customers could have an adverse impact on ACS. Generally, ACS may lose customers due to merger, business failure, conversion to a competing data processor, or conversion to an in-house data processing system. There can be no assurance that ACS will be able to maintain long-term relationships with its significant customers. ACS could also be vulnerable to reduced processing volumes from its customers, which reductions might occur due to business downturns, product liability issues, work stoppages by organized labor, or other business reasons. Many of ACS's customers are in industries that are currently undergoing significant consolidation.

    Generally, the Company's business with the federal government is conducted through Computer Data Systems, Inc., a Maryland corporation ("CDSI"). Such business is subject to various risks, including the reduction or modification of contracts due to changing government needs and requirements. Additionally, the federal government may terminate contracts, including the Company's principal contract with the Department of Education, for convenience. In the event of such a termination of one or more of CDSI's contracts, CDSI would generally be reimbursed for the then remaining unamortized costs incurred with respect to providing the services under such contracts. See "-- Government Contracts".

    Outsourcing companies such as ACS incur a high level of fixed costs related to data processing customers. These fixed costs result from significant investments in data processing centers, including computer hardware platforms, computer software, facilities, and customer service infrastructure. The loss of any one significant outsourcing customer can leave an outsourcing company with a higher level of fixed costs than is necessary to serve remaining customers, thereby reducing profitability. ACS also incurs a high level of variable costs related to its image management and professional services customers. Such variable costs are primarily due to the labor intensive nature of providing these services.

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INVESTMENTS RELATED TO SIGNIFICANT CUSTOMER CONTRACTS

    Large outsourcing agreements often require a significant capital investment. ACS is sometimes required to purchase certain assets (such as computing equipment and purchased software), assume certain financial obligations (such as computer lease and software maintenance obligations), make investments in certain securities issued by its customers, incur specific capital expenditures or incur expenses necessary to provide outsourcing services to a new customer. These investments and asset purchases have been recorded by ACS at fair market value, with the remainder of the purchase amount recorded as intangible assets, which are then amortized over the term of each contract. The termination of a customer contract or the deterioration of the financial condition of a customer has in the past, and may in the future, result in an impairment of the net book value of the assets recorded. Moreover, there can be no assurance that ACS will be successful in its ability to both finance and properly evaluate these assets and investments.

COMPETITION AND TECHNOLOGICAL CHANGE

    The markets for ACS's services are intensely competitive and highly fragmented. ACS's market share represents a small percentage of the total information processing market. Many of ACS's principal competitors have greater financial, technical, and operating resources than ACS, and may be able to use their resources to adapt more quickly to new or emerging technologies or to devote greater resources to the promotion and sale of their products and services. Many of the Company's largest competitors have greater international presences than the Company and offer a broader range of services. In addition, ACS's competitors are expected to continue their practice of investing in or acquiring assets from large data processing customers in order to obtain outsourcing contracts. There can be no assurance that ACS will be able to compete successfully in the future or that competition will not have a material adverse effect on the results of operations of ACS.

    The market for information processing services is subject to rapid technological changes and rapid changes in customer requirements. Technological advances and competition require ACS to commit substantial amounts of its resources to the operation of multiple hardware platforms, the customization of third-party software programs and the training of customer personnel in the use of such hardware and software. A significant portion of ACS's outsourcing revenue is derived from data processing services performed on IBM-compatible mainframe systems. Technological advances currently in process may result in the development of hardware and software products that are able to manipulate large amounts of data more cost-effectively than existing mainframe platforms. An acceleration of the shift towards client-server data processing, in which individual computers or groups of personal computers and mid-range systems replace mainframe systems, may adversely affect ACS. ACS has committed substantial amounts of its resources to the development of outsourcing solutions for these distributed computing environments. There can be no assurance that ACS will be successful in customizing products and services that incorporate new technology on a timely basis or will continue to be able to deliver the services and products demanded by the marketplace.

RISKS RELATED TO THE COMPANY'S ACQUISITION STRATEGY
  AND POTENTIAL DIFFICULTIES IN MANAGING GROWTH AND EXPANSION

    A key element of the Company's strategy has been, and will continue to be, to expand its business by strategic acquisitions of companies that enable the Company to expand its geographic presence, to expand the products and services offered to existing customers and to obtain a presence in new, complementary markets. Since its inception in June 1988, ACS has completed 38 acquisitions accounted for as purchases and one acquisition, its recent acquisition of CDSI, accounted for as a pooling of interests. Approximately one-half of the increase in the Company's revenues during the five years ended June 30, 1997 is attributable to acquisitions accounted for as purchases. The Company regularly evaluates potential acquisition candidates.

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    No assurance can be given that the Company will be able to identify any suitable acquisition candidates, to complete any acquisitions on favorable terms or to obtain any financing that may be required on favorable terms, that any acquisition by the Company will not adversely affect the business, financial condition or results of operations of the Company or that acquisitions will enhance the business of the Company. In pursuing acquisitions, the Company competes with other companies, some of which have greater financial resources than the Company. Without additional acquisitions, the Company's ability to continue to grow at historical rates could be adversely affected. In addition, as acquisition activity in the information technology services industry continues, it may become increasingly difficult for the Company to find suitable acquisition candidates on favorable terms.

    Acquisitions involve a number of risks that could adversely affect the business, financial condition or results of operations of the Company, including the diversion of management's attention, the assimilation of the operations and personnel of the acquired companies and the potential loss of key employees. The Company's ability to manage its growth effectively will require it to continue to improve its corporate accounting, financial reporting and management information systems, and to attract, retain, train, motivate and manage its employees effectively.

    Acquisitions also entail transaction costs and integration expenses, in addition to increased indebtedness and non-cash amortization charges in many cases. Future acquisitions may result in potentially dilutive issuances of securities and increased goodwill and intangible assets and amortization expenses.

GOVERNMENT CONTRACTS

    After taking into account the recent acquisition of CDSI by ACS (which was accounted for as a pooling of interests) approximately 33% of ACS's revenues in fiscal 1997 were derived from contracts with the United States government or agencies thereof (collectively, the "Government"). The Company, primarily, through CDSI, has over 40 active prime contracts and numerous active subcontracts with the Government, the largest of which accounted for approximately 11% of the Company's revenues for fiscal 1997. Loss or termination of one or more large Government contracts could have a material adverse effect on the Company.

    Government contracts, by their terms, generally can be terminated for convenience by the Government, which means that the Government may terminate the contract at any time, without cause, and in certain instances ACS would be entitled to receive compensation only for the services provided or costs incurred at the time of termination. In addition, many of the Government contracts awarded to the Company contain base periods of one or more years, as well as one or more option periods that may cover more than half of the potential contract duration. The Government generally has the right not to exercise option periods and its failure to exercise option periods could curtail the contract term of certain contracts held by the Company. The Government's termination of, or failure to exercise option periods for, significant Government contracts could have a material adverse effect on the Company.

    Government contracts are generally subject to audits and investigations by Government agencies. These audits and investigations involve a review of the contractor's performance on its contracts, as well as its pricing practices, its cost structure, and its compliance with applicable laws, regulations, and standards. If any costs are improperly charged to a contract, the costs are not reimbursable and, if already reimbursed, will have to be refunded to the Government. Furthermore, if improper or illegal activities are discovered in the course of any audits or investigations, the contractor may be subject to various civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspensions or debarment from doing business with the Government. In recent years, the Government has substantially increased the personnel and resources it devotes to audits and investigations and has encouraged auditors and investigators to emphasize the detection of fraud or improper activities. The Company believes that this high level of industry scrutiny will continue for the foreseeable future. There can be no assurance that the Company will not be subject in the

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future to penalties and sanctions with respect to its activities, both past and future. If the Company became subject to penalties or sanctions, the penalties or sanctions could have a material adverse effect on the Company's business and financial condition.

RISKS RELATED TO POTENTIAL YEAR 2000 PROBLEMS

    The Company utilizes a significant number of computer software programs and operating systems across its entire organization. To the extent that the Company's systems contain source codes that are unable to interpret appropriately the upcoming calendar year 2000, some level of modification, or even possibly replacement of such systems, may be necessary. The Company has established processes for evaluating and managing the risks associated with Year 2000 software failures and management is in the process of taking steps to ensure a smooth Year 2000 transition. The Company has identified and analyzed both internally developed and acquired system software that utilizes date embedded codes that may experience operational problems when the year 2000 is reached. The Company is making and intends to complete necessary modifications to the identified system software by the end of calendar year 1998. Management does not anticipate that the Company will incur significant operating expenses or be required to invest heavily in computer systems improvements to be Year 2000 compliant. However, no assurance can be given that any or all of the Company's systems are or will be Year 2000 compliant or that the costs required to address the Year 2000 issue or that the effect of the Company's failure to achieve substantial Year 2000 compliance will not have a material adverse effect on the Company's business, financial condition or results of operations.

    The Company is also cooperating with its customers, suppliers and others with which it does business to coordinate Year 2000 compliance. In most instances, the Company's customers maintain and enhance their own application programs, although they use computer and network resources provided by the Company. Although the Company generally does not have any contractual responsibility to ensure that such application programs are Year 2000 compliant, the Company's business could be adversely affected if the Company's customers experience Year 2000 problems with such applications and such customers consequently use less computing resources of the Company, alter their pattern of usage of resources or dedicate less of their information processing budgets to projects conducted by the Company. The Company's business could also be adversely affected if potential new customers decide not to pursue outsourcing projects as a result of focusing information technology resources on Year 2000 issues in their own organizations.

RISKS ASSOCIATED WITH ATM FEE LEGISLATION

    Legislation and regulations have been proposed at the state and federal government levels that may be enacted to regulate the fees that may be collected by ATM owners, which could have the effect of reducing the economic viability of many ATMs. If such or similar legislation or regulations are enacted, the number of ATMs operated nationwide (or within the geographic areas affected by the legislation or regulations) could be significantly reduced. This could adversely affect ACS's results of operations as it relates to ACS electronic commerce (" ECG") business. Approximately 10% of ACS revenues for the fiscal year ended June 30, 1997 were derived from its ECG business.

DEPENDENCE ON KEY PERSONNEL

    The success of ACS is largely dependent on the skills, experience, and performance of certain key members of its management, including Darwin Deason, Chairman of the Board and Chief Executive Officer of ACS. The loss of the services of any of these key employees could have an adverse effect on ACS's business and prospects. ACS has not entered into employment agreements with any of its key personnel, although it has entered into severance agreements with each of its executive officers.

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    The Company's success will also depend to a significant extent upon its ability to continue to attract, retain and motivate highly skilled and qualified personnel. Competition for such personnel is intense in the information technology services industry.

VOTING CONTROL BY CHAIRMAN OF THE BOARD

    ACS is controlled by Darwin Deason, its Chairman and Chief Executive Officer, who has voting control over an aggregate of 3,299,686 shares of Class B Common Stock, par value $.01 per share ("Class B Common Stock"), of the Company and 3,123,410 shares of Class A Common Stock, which have an aggregate of 36,120,270 votes, or approximately 46% of the total voting power of ACS. Accordingly, Mr. Deason can significantly affect virtually all decisions made with respect to ACS by its stockholders, including decisions relating to the election of directors.

SUBORDINATION

    The Notes will be unsecured and subordinated in right of payment in full to all existing and future Senior Indebtedness of the Company. As a result of such subordination, in the event of the Company's liquidation or insolvency, payment default with respect to Senior Indebtedness, or upon the acceleration of the Notes due to an event of default, the assets of the Company will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding.

    The Notes are obligations exclusively of the Company. Since the operations of the Company are partially conducted through subsidiaries, the cash flow and the consequent ability to service debt, including the Notes, of the Company, are partially dependent upon the earnings of its subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, the Company. The payment of dividends and the making of loans and advances to the Company by its subsidiaries are subject to statutory or contractual restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations. Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

    As of December 31, 1997, the Company had approximately $300 million of indebtedness and other liabilities that would have constituted Senior Indebtedness. The Indenture does not prohibit or limit the incurrence of Senior Indebtedness or the incurrence of other indebtedness or other liabilities by the Company or its subsidiaries. The incurrence of additional indebtedness and other liabilities by the Company or its subsidiaries could adversely affect the Company's ability to pay its obligations on the Notes. See "Description of Notes -- Subordination".

LIMITATIONS ON REPURCHASE OF NOTES

    The Company's ability to repurchase Notes upon the occurrence of a Change in Control is subject to limitations. There can be no assurance that the Company would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the Notes that might be delivered by Holders of Notes seeking to exercise the repurchase right. Moreover, although under the Indenture the Company may elect, subject to satisfaction of certain conditions, to pay the repurchase price for the Notes using shares of Class A Common Stock, the terms of the Credit Facility prohibit the prepayment of any principal of, or interest on, the Notes (except exchanges of the Notes for other notes, conversions of the Notes into equity of the Company that is not mandatorily redeemable and up to $3 million in cash redemptions) and

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the Company's ability to repurchase Notes may be limited or prohibited by the terms of borrowing arrangements, including Senior Indebtedness, existing at the time of a Change in Control. The Company's ability to repurchase Notes may also be limited by the terms of its subsidiaries' then-existing borrowing arrangements due to dividend restrictions. Any failure by the Company to repurchase the Notes when required following a Change in Control would result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Indebtedness of the Company. Moreover, the occurrence of a Change in Control could result in an event of default under the Credit Facility and may cause an event of default under the terms of other Senior Indebtedness of the Company. As a result, in each case, any repurchase of the Notes would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Indebtedness is paid in full. In addition, the Company's repurchase of the Notes as a result of the occurrence of a Change in Control may be prohibited or limited by, or create an event of default under, the terms of agreements related to borrowings which the Company may enter into from time to time, including agreements relating to Senior Indebtedness. See "Description of Notes -- Repurchase at Option of Holders Upon a Change in Control".

ABSENCE OF TRADING MARKET; TRANSFER RESTRICTIONS

    There is no existing trading market for the Notes and there can be no assurance as to the liquidity of any such market that may develop, the ability of the holders of Notes to sell such securities, the price at which the holders of Notes would be able to sell such securities or whether a trading market, if it develops, will continue. The Notes are expected to be eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages market of the National Association of Securities Dealers, Inc. ("NASD"). The Company does not intend to apply for listing of the Notes on any securities exchange or for inclusion of the Notes on any automated quotation system. If a liquid market for the Notes fails to develop or be maintained, the trading price of the Notes could be adversely affected. If a trading market were to develop, the Notes could trade at prices higher or lower than their principal amount, depending upon many factors, including prevailing interest rates, the market for similar securities and the operating results of the Company.

    Transfers of Notes and Class A Common Stock issuable upon conversion of the Notes are subject to certain restrictions. Each purchaser of Notes offered hereby in making its purchase will be deemed to have made certain acknowledgments, representations and agreements with respect to such transfer restrictions.

POTENTIAL VARIABILITY OF OPERATING RESULTS; POSSIBLE PRICE VOLATILITY

    The Company's future operating results are uncertain and can vary from quarter to quarter and from year to year due to fluctuations in a wide variety of factors, many of which are outside of the Company's control, including, but not limited to, the timing and magnitude of technological advances, the possibility that a current customer could be acquired or otherwise affected by a future event that would diminish their information technology requirements, competition in the information technology industry and the impact of such competition on pricing, revenues and margins, the degree to which business entities continue to outsource information and business processes, uncertainties surrounding budget reductions or changes in funding priorities or existing government programs and general economic factors. Unfavorable changes in the above or other factors could adversely affect the Company's operating results in any period.

    The price of Class A Common Stock is determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the Class A Common Stock, investor perception of ACS and the industry within which ACS competes and general economic and market conditions. Variations in operating results, general trends in the industry and other factors could cause the market price of the Class A Common Stock to fluctuate significantly. In addition, general trends and developments in the industry, including the announcement of technological innovations by ACS or its competitors, government regulation and other factors, could have a significant impact on the price of Class A Common

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Stock. The stock market has, on occasion, experienced extreme price and volume fluctuations that have often particularly affected market prices for smaller companies and that often have been unrelated or disproportionate to the operating performance of the affected companies, and the price of Class A Common Stock could be affected by such fluctuations.

ANTI-TAKEOVER EFFECT OF CERTIFICATE OF INCORPORATION AND BYLAWS AND OTHER
  STOCKHOLDER
  PROTECTION MECHANISMS

    Certain provisions of the ACS charter and ACS bylaws may delay, defer, or prevent a tender offer or takeover attempt that a stockholder might consider to be in such stockholder's best interest, including attempts that might result in a premium over the market price for the securities. For example, the ACS charter provides that the removal of any director or directors, with or without cause, requires the affirmative vote of at least 80% of the combined voting stock of ACS, giving effect to the number of votes per share attributable to such share. Such ACS charter provision would restrict the ability of a party to gain control of the ACS Board by acquiring a majority of the ACS voting stock, removing all of the directors and then replacing them with directors seeking to benefit such party. Additionally, the ACS bylaws provide that the number of directors shall be fixed, from time to time, by resolution of the ACS Board, and further, that such number of directors of ACS be divided into three classes that are elected for staggered three-year terms. Thus, in any given year, only a portion of the ACS directors would be eligible for election, thereby eliminating the ability of a hostile party to gain control of the ACS Board in a single proxy contest, making an unsolicited takeover attempt (including an attempt that an ACS stockholder might consider in such stockholders' best interest) more expensive and more difficult. The ACS bylaws also provide for advance notice procedures with respect to the submission by stockholders of proposals to be acted on at stockholder meetings and of nominations of candidates for election as directors. Further, the ACS charter permits the ACS Board to establish by resolution one or more series of preferred stock ("ACS Preferred Stock") and to establish the powers, designations, preferences and relative, participating, optional, or other special rights of each series of ACS Preferred Stock. The ACS Preferred Stock could be issued on terms that are unfavorable to the holders of Class A Common Stock or that could make a takeover or change in control of ACS more difficult. The Company also has a significant number of authorized but unissued shares of Class B Common Stock, which are entitled to ten votes per share. The issuance of shares of Class B Common Stock could make a takeover or change in control of ACS more difficult. Further, ACS has instituted a stockholder rights plan and has entered into severance agreements with each of its executive officers, which plan and agreements may have the effect of discouraging an unsolicited takeover proposal. Moreover, ACS is subject to Section 203 of the Delaware General Corporation Law, which places restrictions on certain business combinations with certain stockholders that could render more difficult a change in control of ACS. Finally, the ownership by Mr. Deason of approximately 46% of the total voting power of ACS capital stock, including shares of Class B Common Stock that are entitled to ten votes per share, could also have the effect or delaying, deterring or preventing a takeover of ACS. See "-- Voting Control by Chairman of the Board."

SHARES AVAILABLE FOR FUTURE SALE

    No prediction can be made as to the effect, if any, that future sales of Notes or shares of Class A Common Stock or the availability of Notes, shares of Class A Common Stock or shares of Class B Common Stock for future sale, will have on the market price of Class A Common Stock prevailing from time to time. Sales of substantial amounts of Class A Common Stock (including shares issued upon the exercise of stock options) or Class B Common Stock, or the perception that such sales could occur, may adversely affect prevailing market prices for Class A Common Stock. In connection with a recent acquisition, the Company agreed to file with the Commission under certain circumstances a registration statement including up to 304,086 shares of Class A Common Stock. In addition, in connection with the initial public offering of the Company's Class A Common Stock, the Company filed with the Commission a shelf registration statement, which has not been withdrawn and currently covers 14,811,812 shares.

    The Company and the directors and executive officers of the Company have agreed that until after June 15, 1998, they will not, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any shares of Class A Common Stock (other than the issuance of Class A Common Stock upon conversion of the Notes), any shares of Class B Common Stock, any securities substantially similar to the Notes, the Class A Common Stock or the Class B Common Stock or any securities convertible into or exchangeable or exercisable for Class A Common Stock or substantially similar securities (other than, in the case of the Company, pursuant to existing employee stock option and stock purchase plans, upon the conversion of outstanding convertible securities or pursuant to existing earn-out obligations arising out of prior acquisitions), without the prior consent of Goldman, Sachs & Co.; provided, however, that the Company may issue up to 3,000,000 shares of Class A Common Stock in consideration for acquisitions of businesses occurring after March 17, 1998 but before June 15, 1998, provided that each recipient of any such shares agrees in writing that all such shares shall remain subject to restrictions identical to those contained in this sentence; and provided, further, however, that during the period beginning on April 17, 1998 continuing to and including June 15, 1998, the directors and executive officers may offer, sell, contract to sell or otherwise dispose of up to an aggregate of 12.5% of their individual holdings of shares of Class A Common Stock and Class B Common Stock.

                            SELLING SECURITYHOLDERS

    The following table sets forth the name of each Selling Securityholder and relationship, if any, with the Company and (i) the amount of Notes owned by each Selling Securityholder as of May 13, 1998 (assuming no Notes have been sold under this Prospectus as of such date), (ii) the maximum amount of Notes which may be offered for the account of such Selling Securityholder under the Prospectus, (iii) the amount of Common Stock owned by each Selling Securityholder as of May 13, 1998 and (iv) the maximum amount of Common Stock which may be offered for the account of such Selling Securityholder under the Prospectus.

                                                                         PRINCIPAL                    CLASS A
                                                          PRINCIPAL      AMOUNT OF      CLASS A        COMMON
                                                          AMOUNT OF        NOTES         COMMON        STOCK
                   NAME OF SELLING                          NOTES         OFFERED        STOCK        OFFERED
                    SECURITYHOLDER                          OWNED         HEREBY        OWNED(1)     HEREBY(2)
------------------------------------------------------  -------------  -------------  ------------  ------------
CFW-C, L.P. ..........................................  $  10,000,000  $  10,000,000     234,432       234,432
Cova Bond-Debenture...................................        600,000        600,000      14,066        14,066
Aim Charter Fund......................................     10,000,000     10,000,000     234,432       234,432
Aim VI Growth & Income Fund...........................      2,000,000      2,000,000      46,886        46,886
Aim Balanced Fund.....................................      3,500,000      3,500,000      82,051        82,051
SBC Warburg Dillon Read Inc...........................      4,600,000      4,600,000     107,839       107,839
Pacific Life Insurance Company........................      1,000,000      1,000,000      23,443        23,443
The Travelers Indemnity Company.......................      3,791,000      3,791,000      88,873        88,873
The Travelers Insurance Company.......................      2,438,000      2,438,000      57,155        57,155
The Travelers Life & Annuity Company..................        271,000        271,000       6,353         6,353
Baptist Health........................................        157,000        157,000       3,681         3,681
Wake Forest University................................        494,000        494,000      11,581        11,581
Engineers Joint Pension Fund..........................        243,000        243,000       5,697         5,697
Boston Museum of Fine Art.............................         66,000         66,000       1,547         1,547
San Diego County Convertibles.........................      2,019,000      2,019,000      47,332        47,332
Dunham & Associates Fund III..........................         26,000         26,000         610           610
San Diego City Retirement.............................        657,000        657,000      15,402        15,402
Dunham & Associates Fund II...........................         50,000         50,000       1,172         1,172
Nicholas/Applegate Income & Growth Fund...............      2,288,000      2,288,000      53,638        53,638
CIBC Wood Gundy P/C...................................      3,000,000      3,000,000      70,330        70,330
Goldman, Sachs & Co...................................      9,545,000      9,545,000     223,765       223,765
The Class IC Company, Ltd.............................      1,075,000      1,075,000      25,201        25,201
MFS Series Trust I--MFS Convertible Securities Fund...          5,000          5,000         117           117
MFS Series Trust V--MFS Total Return Fund.............      1,495,000      1,495,000      35,048        35,048
Societe Generale Securities Corp......................      6,100,000      6,100,000     143,004       143,004
Deutsche Bank A.G.....................................      5,000,000      5,000,000     117,216       117,216
Public Employees' Retirement Association of
  Colorado............................................        750,000        750,000      17,582        17,582
Argent Classic Convertible Arbitrage Fund (Bermuda)
  L.P.................................................      8,500,000      8,500,000     199,267       199,267
Argent Classic Convertible Arbitrage
  Fund L.P............................................      2,500,000      2,500,000      58,608        58,608
Highbridge Capital Corporation........................      2,500,000      2,500,000      58,608        58,608
Van Kampen American Capital Harbor Fund...............      3,400,000      3,400,000      79,707        79,707
OCM Convertible Trust.................................      3,415,000      3,415,000      80,059        80,059
Delta Air Lines Master Trust..........................      1,815,000      1,815,000      42,549        42,549
State Employees Retirement Plan of the State of
  Delaware............................................        795,000        795,000      18,637        18,637
State of Connecticut Combined Investment Funds........      2,850,000      2,850,000      66,813        66,813
Vanguard Convertible Securities Fund, Inc.............      2,045,000      2,045,000      47,941        47,941
Partner Reinsurance Company Ltd.......................        370,000        370,000       8,674         8,674
Chrysler Corporation Master Retirement Trust..........      2,265,000      2,265,000      53,099        53,099

                                                                         PRINCIPAL                    CLASS A
                                                          PRINCIPAL      AMOUNT OF      CLASS A        COMMON
                                                          AMOUNT OF        NOTES         COMMON        STOCK
                   NAME OF SELLING                          NOTES         OFFERED        STOCK        OFFERED
                    SECURITYHOLDER                          OWNED         HEREBY        OWNED(1)     HEREBY(2)
------------------------------------------------------  -------------  -------------  ------------  ------------
Combined Insurance Company of America.................        785,000        785,000      18,403        18,403
Raytheon Company Master Pension Trust.................      1,160,000      1,160,000      27,194        27,194
Guardian Master Pension Trust.........................        500,000        500,000      11,722        11,722
The Guardian Life Insurance Company of America........      9,500,000      9,500,000     222,710       222,710
Carrigaholt Capital (Bermuda) L.P.....................        575,000        575,000      13,480        13,480
The Paul Revere Life Insurance Company................      1,000,000      1,000,000      23,443        23,443
Provident Life and Accident Insurance Company.........      1,000,000      1,000,000      23,443        23,443
AFTRA Health Fund.....................................      1,000,000      1,000,000      23,443        23,443
MainStay Convertible Fund.............................      3,000,000      3,000,000      70,330        70,330
MainStay VP Convertible Portfolio.....................        600,000        600,000      14,066        14,066
Brown & Williamson Tobacco Corp. Master Retirement
  Trust...............................................        400,000        400,000       9,377         9,377
Chase Manhattan, N.A., Trustee for IBM Retirement
  Plan................................................      4,335,000      4,335,000     101,626       101,626
Bankers Trust, Trustee for Chrysler Corp. Emp. #1
  Pension Plan........................................      2,618,000      2,618,000      61,374        61,374
State Street Bank, Custodian for GE Pension Trust.....      1,360,000      1,360,000      31,883        31,883
Franklin & Marshall College...........................        187,000        187,000       4,384         4,384
Delaware State Employees' Retirement Fund.............      2,000,000      2,000,000      46,886        46,886
Declaration of Trust for the Defined Benefit Plans of
  ICI American Holdings Inc...........................        550,000        550,000      12,894        12,894
General Motors Employees Domestic Group Trust.........      7,180,000      7,180,000     168,322       168,322
Hillside Capital Incorporated Corporate Accounts......        180,000        180,000       4,220         4,220
The J.W. McConnell Family Foundation..................        320,000        320,000       7,502         7,502
Summer Hill Global Partners L.P.......................         45,000         45,000       1,055         1,055
TQA Vantage PlusFund, Ltd.............................        600,000        600,000      14,066        14,066
TQA Vantage Fund, Ltd.................................      1,350,000      1,350,000      31,648        31,648
TQA Leverage Fund, L.P................................        800,000        800,000      18,755        18,755
Damask Capital Ltd....................................        150,000        150,000       3,517         3,517
Corbel Investments, Inc...............................        100,000        100,000       2,344         2,344
AAM/Zazove Institutional Income Fund, L.P.............      2,000,000      2,000,000      46,886        46,886
Zazove Convertible Fund, L.P..........................        950,000        950,000      22,271        22,271
Nomura Securities (Bermuda) Ltd.......................      4,500,000      4,500,000     105,494       105,494
LDG Limited...........................................        500,000        500,000      11,722        11,722
Occidental Petroleum..................................         40,000         40,000         938           938
Merrill Lynch Insurance Group.........................        300,000        300,000       7,033         7,033
Chrysler Insurance Company - Total Return.............         30,000         30,000         703           703
Century National Insurance Company....................        800,000        800,000      18,755        18,755
Fort Dearborn Life Insurance Company..................        170,000        170,000       3,985         3,985
KA Trading LP.........................................        396,004        396,004       9,284         9,284
KA Management Ltd.....................................        803,996        803,996      18,848        18,848
Paloma Securities L.L.C...............................      5,900,000      5,900,000     138,315       138,315
Unnamed holders of Notes or any future transferees,
  pledgees, donees or successors of or from any such
  unnamed holder (3)..................................     70,690,000     70,690,000   1,657,200(4)  1,657,200(4)
                                                        -------------  -------------  ------------  ------------
  TOTAL...............................................  $ 230,000,000  $ 230,000,000   5,391,936(4)  5,391,936(4)

(1) Comprises the shares of Class A Common Stock into which the Notes held by such Selling Securityholder are convertible at the initial conversion rate. The Conversion Rate (as defined herein) and the number of shares of Class A Common Stock issuable upon conversion of the Notes are subject to adjustment under certain circumstances. See "Description of Notes -- Conversion Rights." Accordingly, the number of shares of Class A Common Stock issuable upon conversion of the Notes may increase or decrease from time to time.

(2) Assumes conversion into Class A Common Stock of the full amount of Notes held by the Selling Securityholder at the initial conversion rate and the offering of such shares by such Selling Securityholder pursuant to the Registration Statement of which this Prospectus forms a part. The Conversion Rate and the number of shares of Class A Common Stock issuable upon conversion of the Notes is subject to adjustment under certain circumstances. See "Description of Notes -- Conversion Rights." Accordingly, the number of shares of Class A Common Stock issuable upon conversion of the Notes may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the Notes; rather, cash will be paid in lieu of fractional shares, if any.

(3) No such holder may offer Notes pursuant to the Registration Statement of which this Prospectus forms a part until such holder is included as a Selling Securityholder in a supplement to this Prospectus in accordance with the Registration Rights Agreement.

(4) Assumes that the unnamed holders of Notes or any future transferees, pledges, donees or successors of or from any such unnamed holder do not beneficially own any Class A Common Stock other than the Class A Common Stock issuable upon conversion of the Notes at the initial conversion rate.

    Because the Selling Securityholders may, pursuant to this Prospectus, offer all or some portion of the Notes they presently hold, no estimate can be given as to the amount of the Notes that will be held by the Selling Securityholders upon termination of any such sales. In addition, the Selling Securityholders identified above may have sold, transferred or otherwise disposed of all or a portion of their Notes since the date on which they provided the information regarding their Notes, in transactions exempt from the registration requirements of the Securities Act. See "Plan of Distribution."

    Only Selling Securityholders identified above who beneficially own the Notes set forth opposite each such Selling Securityholder's name in the foregoing table on the effective date of the Registration Statement of which this Prospectus forms a part may sell such Notes pursuant to the Registration Statement. The Company may from time to time, in accordance with the Registration Rights Agreement, include additional Selling Securityholders in supplements to this Prospectus.

    The Company will pay the expenses of registering the Notes being sold hereunder.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The Company's ratio of earnings to fixed charges for each of the periods is as follows:

                  FISCAL YEAR ENDED JUNE 30,
---------------------------------------------------------------  SIX MONTHS ENDED
   1993         1994         1995         1996         1997      DECEMBER 31, 1997
   -----        -----        -----        -----        -----     -----------------
       2.7          2.6          3.0          4.1          3.9           3.0x(1)

------------------------

(1) Excluding the $13.0 million charge for merger related costs, the ratio of earnings to fixed charges for the six months ended December 31, 1997 was 3.8.

                              DESCRIPTION OF NOTES

    The Notes have been issued under an Indenture, dated as of March 20, 1998 (the "Indenture"), between the Company and U.S. Trust Company, as Trustee (the "Trustee"), copies of which are available for inspection at the Corporate Trust Office of the Trustee in the Borough of Manhattan, The City of New York. Wherever particular defined terms of the Indenture (including the Notes and the various forms thereof) are referred to, such defined terms are incorporated herein by reference (the Notes and various terms relating to the Notes being referred to in the Indenture as "Securities"). References in this section to the "Company" are solely to Affiliated Computer Services, Inc. and not its subsidiaries. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the detailed provisions of the Notes and the Indenture, including the definitions therein of certain terms.

GENERAL

    The Notes are unsecured subordinated obligations of the Company, are limited to U.S.$230,000,000 aggregate principal amount and mature on March 15, 2005, payable at a price of 100% of the principal amount thereof. The Notes bear interest at the rate per annum shown on the front cover of this Prospectus from March 20, 1998, payable semiannually on March 15 and September 15 of each year, commencing on September 15, 1998. Interest payable per $1,000 principal amount of Notes for the period from March 20, 1998 to September 15, 1998 will be U.S.$19.44.

    The Notes are convertible into Class A Common Stock initially at the conversion rate stated on the cover page hereof, subject to adjustment upon the occurrence of certain events described under "-- Conversion Rights", at any time on or after the 90th day following the last original issue of the Notes and prior to the close of business on the maturity date, unless previously redeemed or repurchased.

    The Notes are redeemable at the option of the Company, on or after March 15, 2002, in whole or in part, at the redemption prices set forth below under "-- Optional Redemption", plus accrued interest to the redemption date.

GLOBAL NOTE; BOOK-ENTRY SYSTEM

    Notes held by Qualified Institutional Buyers as defined in Rule 144A under the Securities Act (each a "Qualified Institutional Buyer"), or by non-U.S. persons who acquired Notes in an "offshore transaction" in reliance on Regulation S under the Securities Act (each a "Non-U.S. Person"), are evidenced by one or more global Notes in definitive, fully registered form without interest coupons (collectively, the "Global Note"), which will be deposited with the Trustee as custodian for The Depository Trust Company ("DTC") and registered in the name of Cede & Co. ("Cede"), as nominee of DTC. The Global Note (and any Notes issued in exchange therefor) will be subject to certain restrictions on transfer set forth therein and in the Indenture and will bear a legend regarding such restrictions. Except as set forth below, record ownership of the Global Note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

    Qualified Institutional Buyers and Non-U.S. Persons may beneficially own interests in the Global Note held by DTC only through participants in DTC ("Participants") or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant either directly or indirectly ("Indirect Participants"). A Qualified Institutional Buyer and Non-U.S. Person may hold its interest in the Global Note directly through DTC if such Qualified Institutional Buyer is a participant in DTC or indirectly through organizations that are Participants. Transfers between Participants will be effected in the ordinary way in accordance with DTC's rules and will be settled in same-day funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the Global Note to such persons may be limited.

    Cash payment of interest on and principal of and the redemption or repurchase of the Global Note, as well as any payment of Liquidated Damages, will be made to Cede, the nominee for DTC, as the registered owner of the Global Note, by wire transfer of immediately available funds on each relevant payment date. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note, including for any delay by DTC or any Participant or Indirect Participant in identifying the beneficial ownership interests, and the Company and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes.

    The Company has been informed that, with respect to any cash payment of interest on, principal of, or the redemption or repurchase price of, the Global Note, as well as any payment of Liquidated Damages, DTC's practice is to credit Participants' accounts on the payment date therefor with payments in amounts proportionate to their respective beneficial interests in the Notes represented by the Global Note as shown on the records of DTC (adjusted as necessary so that such payments are made with respect to whole Notes only), unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in Notes represented by the Global Note held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name".

    Redemption notices shall be sent to Cede. If less than all the Notes are being redeemed, DTC's practice is to determine by lot the amount of the holdings of each Participant in such issue to be redeemed.

    Neither DTC or Cede will consent or vote with respect to the Notes. Under its usual procedures, DTC mails an omnibus proxy (the "Omnibus Proxy") to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede's consenting or voting rights to those Participants to whose accounts the Notes are credited on the record date identified in a listing attached to the Omnibus Proxy.

    Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants, the ability of a person having a beneficial interest in the principal amount represented by the Global Note to pledge such interest to persons or entities that do not participate in the DTC book-entry system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

    DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more Participants to whose account with DTC interests in the Global Note are credited and only in respect of such portion of the principal amount of the Notes represented by the Global Note as to which such Participant or Participants has or have given such direction.

    DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. The rules applicable to DTC and its Participants are on file with the Commission.

    Although DTC has agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the Global Note among Participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof. None of the Company, the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in the Global Note.

    So long as DTC, or its nominee, is the registered owner of the Global Note, DTC or its nominee, as the case may be, will be considered the sole legal owner or holder of the Notes represented by the Global Note for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in such Global Note will not be entitled to have Notes represented by the Global Note registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the legal owners or holder thereof under the Indenture. Accordingly, each person owning a beneficial interest in the Global Note must rely on the procedures of DTC and, if such person is not a Participant, those of the Participant through which such person owns its interests, in order to exercise any rights of a holder under the Indenture or such Note.

    If DTC is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue Notes in definitive registered form, without coupons, in denominations of U.S. $1,000 of principal amount at maturity and any integral multiple thereof, in exchange for the Global Note representing such Notes. In addition, the Company may at any time and in its sole discretion determine not to have any Notes in registered form represented by the Global Note and, in such event, will issue Notes in definitive registered form, without coupons, in exchange for the Global Note representing such Notes. In any such instance, an owner of a beneficial interest in the Global Note will be entitled to physical delivery in definitive form of Notes represented by such Global Note equal in principal amount to such beneficial interest and to have such Notes registered in its name.

CONVERSION RIGHTS

    The Holder of any Note will have the right, at the Holder's option, to convert any portion of the principal amount of any Note that is an integral multiple of $1,000 into shares of Class A Common Stock at any time on or after the 90th day following the last original issue date of the Notes and prior to the close of business on the maturity date, unless previously redeemed or repurchased, at a conversion rate of 23.4432 shares of Class A Common Stock per $1,000 principal amount of Notes (the "Conversion Rate") (equivalent to a conversion price of $42.66 per share of Class A Common Stock), subject to adjustment in certain events as described below. The right to convert a Note called for redemption or delivered for repurchase will terminate at the close of business on the Redemption Date for such Note or the Repurchase Date, as the case may be.

    The right of conversion attaching to any Note may be exercised by the Holder by delivering the Note at the Corporate Trust Office of the Trustee in the Borough of Manhattan, The City of New York, accompanied by a duly signed and completed notice of conversion. Such notice of conversion can be obtained at the office of the Trustee at its Corporate Trust Office in New York City. The conversion date will be the date on which the Note and the duly signed and completed notice of conversion are so delivered. As promptly as practicable on or after the conversion date, the Company will issue and deliver to the Trustee a certificate or certificates for the number of full shares of Class A Common Stock issuable upon conversion, together with payment in lieu of any fraction of a share; such certificate will be sent by the Trustee to the Conversion Agent for delivery to the Holder. Such shares of Class A Common Stock issuable upon conversion of the Notes, in accordance with the provisions of the Indenture, will be fully paid and nonassessable and will rank PARI PASSU with the other shares of Class A Common Stock of the Company outstanding from time to time. Any Note surrendered for conversion during the period from the close of business on any Regular Record Date to the opening of business on the next succeeding Interest Payment Date (except Notes (or portions thereof) called for redemption on a Redemption Date or to be repurchased on a Repurchase Date and, as a result, the right to convert such Notes would terminate during such period) must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of Notes being surrendered for conversion. In the case of any Note which has been converted after any Regular Record Date but before the next succeeding Interest Payment Date, interest payable on such Interest Payment Date shall be payable on such Interest Payment Date notwithstanding such conversion, and such interest shall be paid to the Holder of such Note on such Regular Record Date. As a result of the foregoing provisions, Holders that surrender Notes for conversion on a date that is not an Interest Payment Date will not receive any interest for the period from the Interest Payment Date next preceding the date of conversion to the date of conversion or for any later period, even if the Notes are surrendered after a notice of redemption (except for the payment of interest on Notes called for redemption on a Redemption Date or to be repurchased on a Repurchase Date for which the right to convert such Notes would terminate between a Regular Record Date and the Interest Payment Date to which it relates). No other payment or adjustment for interest, or for any dividends in respect of Class A Common Stock, will be made upon conversion. Holders of Class A Common Stock issued upon conversion will not be entitled to receive any dividends payable to holders of Class A Common Stock as of any record time or date before the close of business on the conversion date. No fractional shares will be issued upon conversion but, in lieu thereof, an appropriate amount will be paid in cash by the Company based on the market price of the Class A Common Stock at the close of business on the day of conversion.

    A Holder delivering a Note for conversion will not be required to pay any taxes or duties in respect of the issue or delivery of Class A Common Stock on conversion but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Class A Common Stock in a name other than that of the Holder of the Note. Certificates representing shares of Class A Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the Holder have been paid.

    The Conversion Rate is subject to adjustment in certain events, including, without duplication: (a) dividends (and other distributions) payable in Class A Common Stock on shares of capital stock of the Company, (b) the issuance to all holders of Class A Common Stock of rights', options or warrants entitling them to subscribe for or purchase Class A Common Stock at less than the then Current Market Price of such Class A Common Stock (determined as provided in the Indenture) as of the record date for shareholders entitled to receive such rights, options or warrants, (c) subdivisions, combinations and reclassifications of Class A Common Stock, (d) distributions to all holders of Class A Common Stock of evidences of indebtedness of the Company, shares of capital stock, cash or assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above, dividends and distributions paid exclusively in cash and distributions upon mergers or consolidations to which the next succeeding paragraph applies), (e) distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in (d) above, or cash distributed upon a merger or consolidation to which the next succeeding paragraph applies) to all holders of Class A Common Stock in an aggregate amount that, combined together with (i) other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made and (ii) any cash and the fair market value of other consideration payable in respect of any tender offer by the Company or any of its subsidiaries for Class A Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of the Company's market capitalization (being the product of the Current Market Price per share of the Class A Common Stock on the record date for such distribution and the number of shares of Class A Common Stock then outstanding), and (f) the successful completion of a tender offer made by the Company or any of its subsidiaries for Class A Common Stock which involves an aggregate consideration that, together with (i) any cash and other consideration payable in a tender offer by the Company or any of its subsidiaries for Class A Common Stock expiring within the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made and (ii) the aggregate amount of any such all-cash distributions referred to in (e) above to all holders of Class A Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of the Company's market capitalization on the expiration of such tender offer. The Company reserves the right to make such increases in the Conversion Rate in addition to those required in the foregoing provisions as it considers to be advisable in order that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. No adjustment of the Conversion Rate will be required to be made until the cumulative adjustments amount to 1.0% or more of the Conversion Rate. The Company will compute any adjustments to the Conversion Rate pursuant to this paragraph and will give notice by mail to Holders of the Registered Notes of any adjustments.

    In case of any consolidation or merger of the Company with or into another Person or any merger of another Person into the Company (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of the Class A Common Stock), or in case of any sale or transfer of all or substantially all of the assets of the Company, each Note then outstanding will, without the consent of the Holder of any Note, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Class A Common Stock into which such Note was convertible immediately prior thereto (assuming such holder of Class A Common Stock failed to exercise any rights of election and that such Note was then convertible).

    In the event that the Rights are separated from the Class A Common Stock in accordance with the provisions of the Company's Rights Agreement dated August 11, 1997 (the "Rights Agreement") such that the holder of Notes would thereafter not be entitled to receive any such Rights in respect of the Class A Common Stock issuable upon conversion of such Notes, the Conversion Rate will be adjusted as provided in clause (b) of the preceding paragraph (subject to readjustment in the event of an adjustment to the Purchase Price (as defined in the Rights Agreement) or in the event of the expiration, termination or redemption of the Rights). In lieu of any such adjustment, the Company may amend the Rights Agreement to provide that upon conversion of the Notes the Holders will receive, in addition to the Class A Common Stock issuable upon such conversion, the Rights that would have attached to such shares of Class A Common Stock if the Rights had not become separated from the Class A Common Stock pursuant to the provisions of the Rights Agreement.

    The Company from time to time may increase the Conversion Rate by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such increase, if the Board of Directors has made a determination that such increase would be in the best interests of the Company, which determination shall be conclusive. No such increase shall be taken into account for purposes of determining whether the closing sale price of the Class A Common Stock exceeds the Conversion Price by 105% in connection with an event which otherwise would be a Change in Control.

SUBORDINATION

    The payment of the principal of, premium, if any, and interest on the Notes (including any Liquidated Damages (as defined) and any amounts payable upon the redemption or the repurchase of the Notes permitted by the Indenture) will be subordinated in right of payment to the extent set forth in the Indenture to the prior payment in full of the principal of, premium, if any, interest and other amounts in respect of all Senior Indebtedness of the Company. The principal amount of outstanding Senior Indebtedness was approximately $300 million at December 31, 1997.

    "Senior Indebtedness" is defined in the Indenture to mean: the principal of (and premium, if any) and interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) on, and all fees and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the Indenture or thereafter created, incurred or assumed: (a) indebtedness of the Company evidenced by a credit or loan agreement, note, bond, debenture or other written obligation, (b) all obligations of the Company for money borrowed, (c) all obligations of the Company evidenced by a note or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind, (d) obligations of the Company (i) as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles and
(ii) as lessee under other leases for facilities, capital equipment or related assets, whether or not capitalized, entered into or leased for financing purposes, (e) all obligations of the Company under interest rate and currency swaps, caps, floors, collars, hedge agreements, forward contracts or similar agreements or arrangements, (f) all obligations of the Company with respect to letters of credit, bankers' acceptances and similar facilities (including reimbursement obligations with respect to the foregoing), (g) all obligations of the Company issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable and accrued liabilities arising in the ordinary course of business), (h) all obligations of the type referred to in clauses (a) through (g) above of another Person and all dividends of another Person, the payment of which, in either case, the Company has assumed or guaranteed, or for which the Company is responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise, or which is secured by a lien on the property of the Company, and (i) renewals, extensions, modifications, replacements, restatements and refundings of, or any indebtedness or obligation issued in exchange for, any such indebtedness or obligation described in clauses (a) through (h) of this paragraph; provided, however, that Senior Indebtedness shall not include the Securities or any such indebtedness or obligation if the terms of such indebtedness or obligation (or the terms of the instrument under which, or pursuant to which it is issued) expressly provide that such indebtedness or obligation is not superior in right of payment to the Securities.

    No payment on account of principal of, premium, if any, or interest on (including any Liquidated Damages (as defined)), or the redemption or repurchase of, the Notes may be made by the Company if (i) a default in the payment of principal, premium, if any, or interest (including a default under any repurchase or redemption obligation) or other amounts with respect to Senior Indebtedness occurs and is continuing beyond the applicable grace period or (ii) any other event of default occurs and is continuing with respect to Designated Senior Debt (as defined below) that permits the holders thereof to accelerate the maturity thereof, and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company, a holder of such Designated Senior Debt or other person permitted to give such notice under the Indenture. Payments on the Notes may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in the case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the Payment Blockage Notice is received. No new period or payment blockage may be commenced unless and until
(i) 365 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice and (ii) all scheduled payments of principal, premium, if any, and interest on the Notes that have come due have been paid in full in cash. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for any subsequent Payment Blockage Notice. "Designated Senior Debt" means the Company's obligations under the Credit Facility and any particular Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such indebtedness shall be "Designated Senior Debt" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Debt). In addition, upon any acceleration of the principal due on the Notes as a result of an Event of Default or payment or distribution of assets of the Company to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, marshaling of assets, assignment for the benefit of credits, or in bankruptcy, insolvency, receivership or other similar proceedings of the Company, all principal, premium, if any, interest and other amounts due on all Senior Indebtedness must be paid in full before the Holders of the Notes are entitled to receive any payment. By reason of such subordination, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the Holders of the Notes, and such subordination may result in a reduction or elimination of payments to the Holders of the Notes.

    In addition, the Notes will be structurally subordinated to all indebtedness and other liabilities (including trade payables and lease obligations) of the Company's subsidiaries, as any right of the Company to receive any assets of its subsidiaries upon their liquidation or reorganization (and the consequent right of the Holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company itself is recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

    The Indenture does not limit the Company's or its subsidiaries' ability to incur Senior Indebtedness or any other indebtedness.

OPTIONAL REDEMPTION

    The Notes may not be redeemed at the option of the Company prior to March 15, 2002. On and after March 15, 2002, the Notes may be redeemed, in whole or in part, at the option of the Company, at the redemption prices specified below, upon not less than 30 nor more than 60 days' prior notice as provided under "-- Notices" below.

    The redemption price (expressed as a percentage of principal amount) is as follows for the 12-month periods beginning on March 15 of the following years:

                                                                          REDEMPTION
YEAR                                                                        PRICE
-----------------------------------------------------------------------  ------------
2002...................................................................      101.71%
2003...................................................................      101.14%
2004...................................................................      100.57%

and thereafter is equal to 100% of the principal amount, in each case together with accrued interest to the date of redemption.

    No sinking fund is provided for the Notes.

PAYMENT AND CONVERSION

    The principal of Notes will be payable in U.S. dollars, against surrender thereof at the Corporate Trust Office of the Trustee in the Borough of Manhattan, The City of New York, by dollar check drawn on, or by transfer to a dollar account (such transfer to be made only to Holders of an aggregate principal amount of Notes in excess of U.S.$2,000,000) maintained by the Holder with, a bank in New York City. Payment of any installment of interest on Notes will be made to the Person in whose name such Notes (or any predecessor Note) is registered at the close of business on the March 1 or the September 1 (whether or not a Business Day) immediately preceding the relevant Interest Payment Date (a "Regular Record Date"). Payments of such interest will be made by a dollar check drawn on a bank in New York City mailed to the Holder at such Holder's registered address or, upon application by the Holder thereof to the Trustee not later than the applicable Regular Record Date, by transfer to a dollar account (such transfer to be made only to Holders of an aggregate principal amount of Notes in excess of U.S.$2,000,000) maintained by the

Holder with a bank in New York City. No transfer to a dollar account will be made unless the Trustee has received written wire instructions not less than 15 days prior to the relevant payment date.

    Payments in respect of the principal of (and premium, if any) and interest on any Registered Global Note registered in the name of DTC or its nominee will be payable by the Trustee to DTC or its nominee in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the Persons in whose names the Notes, including the Registered Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for (i) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Registered Global Notes, or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Registered Global Notes, or (ii) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

    Any payment on the Notes due on any day which is not a Business Day need not be made on such day, but may be made on the next succeeding Business Day with the same force and effect as if made on such due date, and no interest shall accrue on such payment for the period from and after such date. "Business Day", when used with respect to any place of payment, place of conversion or any other place, as the case may be, means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in such place of payment, place of conversion or other place, as the case may be, are authorized or obligated by law or executive order to close; provided, however, that a day on which banking institutions in New York, New York or London, England are authorized or obligated by law or executive order to close shall not be a Business Day for certain purposes.

    Notes may be surrendered for conversion at the Corporate Trust Office of the Trustee in the Borough of Manhattan, The City of New York. Notes surrendered for conversion must be accompanied by appropriate notices and any payments in respect of interest or taxes, as applicable, as described above under "-- Conversion Rights".

    The Company has initially appointed the Trustee as Paying Agent and Conversion Agent. The Company may at any time terminate the appointment of any Paying Agent or Conversion Agent and appoint additional or other Paying Agents and Conversion Agents, provided that until the Notes have been delivered to the Trustee for cancellation, or moneys sufficient to pay the principal of, premium, if any, and interest on the Notes have been made available for payment and either paid or returned to the Company as provided in the Indenture, it will maintain an office or agency in the Borough of Manhattan, The City of New York for surrender of Notes for conversion. Notice of any such termination or appointment and of any change in the office through which any Paying Agent or Conversion Agent will act will be given in accordance with "-- Notices" below.

    All moneys deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of principal of, premium, if any, or interest on any Notes which remain unclaimed at the end of two years after such payment has become due and payable will be repaid to the Company, and the Holder of such Note will thereafter look only to the Company for payment thereof.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE IN CONTROL

    If a Change in Control (as defined) occurs, each Holder of Notes shall have the right, at the Holder's option, to require the Company to repurchase all of such Holder's Notes not theretofore called for redemption, or any portion of the principal amount thereof, that is $5,000 or an integral multiple of $1,000 in excess thereof, on the date (the "Repurchase Date") that is 45 days after the date of the Company Notice (as defined), at a price equal to 100% of the principal amount of the Notes to be repurchased, together with interest accrued to the Repurchase Date (the "Repurchase Price").

    The Company may, at its option, in lieu of paying the Repurchase Price in cash, pay the Repurchase Price in Class A Common Stock valued at 95% of the average of the closing sales prices of the Class A Common Stock for the five trading days immediately preceding and including the third day prior to the Repurchase Date; provided that payment may not be made in Class A Common Stock unless the Company satisfies certain conditions with respect to such payment prior to the Repurchase Date as provided in the Indenture.

    Within 30 days after the occurrence of a Change in Control, the Company is obligated to give to all Holders of the Notes notice, as provided in the Indenture (the "Company Notice"), of the occurrence of such Change in Control and of the repurchase right arising as a result thereof. The Company must also deliver a copy of the Company Notice to the Trustee. To exercise the repurchase right, a Holder of Notes must deliver on or before the 30th day after the date of the Company Notice irrevocable written notice to the Trustee of the Holder's exercise of such right, together with the Notes with respect to which the right is being exercised.

    A Change in Control shall be deemed to have occurred at such time after the original issuance of the Notes as there shall occur:

        (i) the acquisition by any Person (including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act) of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of capital stock of the Company entitling such Person to exercise 50% or more of the total voting power of all shares of capital stock of the Company entitled to vote generally in elections of directors, other (A) than any such acquisition by the Company, any subsidiary of the Company or any employee benefit plan of the Company or (B) any such acquisition by Mr. Darwin Deason, the Deason International Trust or any person controlled by Mr. Deason or the Deason International Trust, so long as any such acquisition does not result, directly or indirectly, in a "going private transaction" within the meaning of the Exchange Act; or

        (ii) any consolidation or merger of the Company with or into, any other Person, any merger of another Person into the Company, or any conveyance, sale, transfer or lease of all or substantially all of the assets of the Company to another Person (other than (a) any such transaction (x) which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of capital stock of the Company and (y) pursuant to which the holders of the Common Stock immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after such transaction and (b) any merger which is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of Common Stock into solely shares of common stock);

provided, however, that a Change in Control shall not be deemed to have occurred if the closing sales price per share of the Class A Common Stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the Change in Control or the public announcement of the Change in Control (in the case of a Change in Control under clause (i) above) or the period of 10 consecutive trading days ending immediately before the Change in Control (in the case of a Change in Control under clause (ii) above) shall equal or exceed 105% of the Conversion Price of the Notes in effect on each such trading day. The "Conversion Price" is equal to $1,000 divided by the Conversion Rate. "Beneficial Owner" shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act, as in effect on the date of execution of the Indenture. "Person" includes any syndicate or group which would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

    Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to Holders of the Notes. The Company will comply with this rule to the extent applicable at that time.

    The Company may, to the extent permitted by applicable law, at any time purchase Notes in the open market or by tender at any price or by private agreement. Any Note so purchased by the Company may, to the extent permitted by applicable law and subject to restrictions contained in the Purchase Agreement, be re-issued or resold or may, at the Company's option, be surrendered to the Trustee for cancellation. Any Notes surrendered as aforesaid may not be re-issued or resold and will be canceled promptly.

    The foregoing provisions would not necessarily afford Holders of the Notes protection in the event of highly leveraged or other transactions involving the Company that may adversely affect Holders.

    The Company's ability to repurchase Notes upon the occurrence of a Change in Control is subject to limitations. There can be no assurance that the Company would have the financial resources, or would be able to arrange financing, to pay the Repurchase Price for all the Notes that might be delivered by Holders of Notes seeking to exercise the repurchase right. Moreover, although under the Indenture the Company may elect, subject to satisfaction of certain conditions, to pay the repurchase price for the Notes using shares of Class A Common Stock, the terms of the Credit Facility prohibit the prepayment of any principal of, or interest on, the Notes (except exchanges of the Notes for other notes, conversions of the Notes into equity of the Company that is not mandatorily redeemable and up to $3 million in cash redemptions) and the Company's ability to repurchase Notes may be limited or prohibited by the terms of borrowing arrangements, including Senior Indebtedness, existing at the time of a Change in Control. The Company's ability to repurchase Notes with cash may also be limited by the terms of its subsidiaries' borrowing arrangements due to dividend restrictions. Any failure by the Company to repurchase the Notes when required following a Change in Control would result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Indebtedness of the Company. Moreover, the occurrence of a Change in Control could result in an event of default under the Company's Credit Facility and may cause an event of default under terms of other Senior Indebtedness of the Company. As a result, in each case, any repurchase of the Notes would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Indebtedness is paid in full. In addition, the Company's repurchase of Notes as a result of the occurrence of a Change in Control may be prohibited or limited by, or create an event of default under, the terms of agreements related to borrowings which the Company may enter into from time to time, including agreements relating to Senior Indebtedness. See "-- Subordination".

MERGERS AND SALES OF ASSETS BY THE COMPANY

    The Company may not consolidate with or merge into any other Person or convey, transfer, sell or lease its properties and assets substantially as an entirety to any Person, and the Company shall not permit any Person to consolidate with or merge into the Company or convey, transfer, sell or lease such Person's properties and assets substantially as an entirety to the Company unless (a) the Person formed by such consolidation or into or with which the Company is merged or the Person to which the properties and assets of the Company are so conveyed, transferred, sold or leased shall be a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State thereof or the District of Columbia and, if other than the Company, shall expressly assume the payment of the principal of, premium, if any, and interest on the Notes and the performance of the other covenants of the Company under the Indenture, and (b) immediately after giving effect to such transaction, no Event of Default, and no event that, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing.

EVENTS OF DEFAULT

    The following will be Events of Default under the Indenture: (a) failure to pay principal of or premium, if any, on any Note when due, whether or not such payment is prohibited by the subordination provisions of the Notes and the Indenture; (b) failure to pay any interest (including any Liquidated Damages) on any Note when due, continuing for 30 days, whether or not such payment is prohibited by the subordination provisions of the Notes and the Indenture; (c) failure to provide a Company Notice in the event of a Change in Control whether or not such notice is prohibited by the subordination provisions of the Notes and the Indenture; (d) failure to perform any other covenant of the Company in the Indenture, continuing for 60 days (plus an additional 60 days in the case of defaults subject to cure, provided the Company commences such cure within the initial 60 days and is diligently pursuing such cure) after written notice as provided in the Indenture; (e) any indebtedness under any bonds, debentures, notes or other evidences of indebtedness for money borrowed by the Company in an aggregate principal amount in excess of $25,000,000 is not paid at final maturity thereof (either at its stated maturity or upon acceleration thereof), and such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within a period of 30 days after notice as provided in the Indenture and (f) certain events of bankruptcy, insolvency or reorganization. Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

    If an Event of Default (other than as specified in clause (f) above) shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Notes may, subject to the subordination provisions of the Indenture, accelerate the maturity of all Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of Outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of principal of the Notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture. If an Event of Default as specified in clause (f) above occurs and is continuing, then the principal of, and accrued interest on, all the Notes shall automatically become immediately due and payable without any declaration or other act on the part of the Holders of the Notes or the Trustee. For information as to waiver of defaults, see "-- Meetings, Modification and Waiver".

    No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and the Holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such Proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Notes a director inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a Note for the enforcement of payment of the principal of, premium, if any, or interest (including Liquidated Damages) on such Note on or after the respective due dates expressed in such Note or of the right to convert such Note in accordance with the Indenture.

    The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

MEETINGS, MODIFICATION AND WAIVER

    The Indenture contains provision for convening meetings of the Holders of Notes to consider matters affecting their interests.

    Certain limited modifications of the Indenture may be made without the necessity of obtaining the consent of the Holders of the Notes. Other modifications and amendments of the Indenture may be made, and certain past defaults by the Company may be waived, either (i) with the written consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding or (ii) by the adoption of a resolution, at a meeting of Holders of the Notes at which a quorum is present, by the Holders of at least 66 2/3% in aggregate principal amount of the Notes represented at such meeting. However, no such modification or amendment may, without the consent of the Holder of each outstanding Note affected thereby (a) change the stated maturity of the principal of, or any installment of interest on, any Note, (b) reduce the principal amount of, or the premium, if any, or interest on, any Note, (c) reduce the amount payable upon a redemption or mandatory repurchase,
(d) modify the provisions with respect to the repurchase right of the Holders in a manner adverse to the Holders, (e) change the place or currency of payment of principal of, premium, if any, or interest on, any Note (including any payment of Liquidated Damages or of the Repurchase Price in respect of such Note), (f) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (g) modify the obligation of the Company to maintain an office or agency in New York City, (h) except as otherwise permitted or contemplated by provisions concerning consolidation, merger, conveyance, transfer, sale or lease of all or substantially all of the property and assets of the Company, adversely affect the right of Holders to convert any of the Notes or to require the Company to repurchase any Note other than as provided in the Indenture, (i) modify the subordination provisions in a manner adverse to the Holders of the Notes, (j) reduce the above-stated percentage of outstanding Notes necessary to modify or amend the Indenture, (k) reduce the percentage of aggregate principal amount of outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (l) reduce the percentage in aggregate principal amount of outstanding Notes required for the adoption of a resolution or the quorum required at any meeting of Holders of Notes at which a resolution is adopted, or (m) modify the obligation of the Company to deliver information required under Rule 144A to permit resales of Notes and Class A Common Stock issuable upon conversion thereof in the event the Company ceases to be subject to certain reporting requirements under the United States securities laws. The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the Notes at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of such aggregate principal amount.

    The Holders of a majority in aggregate principal amount of the outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture by written consent or by the adoption of a resolution at a meeting. The Holders of a majority in aggregate principal amount of the outstanding Notes also may waive any past default under the Indenture, except a default in the payment of principal, premium, if any, or interest, by written consent.

REGISTRATION RIGHTS

    The Company entered into a registration rights agreement with the initial purchasers of the Notes (the "Registration Rights Agreement") pursuant to which the Company, at the Company's expense and for the benefit of the holders of the Registered Notes and the shares of Common Stock issuable upon conversion thereof (together, the "Registrable Securities"), (i) filed with the Commission, within 90 days after the date of last original issuance of the Notes, a registration statement to which this Prospectus relates (the "Shelf Registration Statement") covering resales of the Registrable Securities, (ii) has used reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act within 180 days after the date of last original issuance of the Notes and (iii) will use reasonable efforts to keep effective the Shelf Registration Statement until two years after the date it is declared effective or, if earlier, until there are no outstanding Registerable Securities (the "Effectiveness Period"). The Company will be permitted to suspend the use of the prospectus which is part of the Shelf Registration Statement in connection with sales of Registrable Securities during certain periods of time under certain circumstances relating to pending corporate developments, public filing with the Commission and other events. The Company will provide to each holder of Registrable Securities copies of the prospectus that is a part of the Shelf Registration Statement, notify each holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit public resales of the Registrable Securities.

    In the event that the Shelf Registration Statement ceases to be effective (or the holders of Registrable Securities are otherwise prevented or restricted by the Company from effecting sales pursuant thereto) (an "Effective Failure") during the Effectiveness Period for more than 60 days, whether or not consecutive, during any 12-month period then the interest rate borne by Registered Notes will increase by an additional one-half of one percent (.5%) per annum from the 61st day of the applicable 12-month period until such time as the Effective Failure is cured.

    Prior to the filing of the Shelf Registration Statement, the Company gave notice of its intention to make such filing to each of the holders of the Registrable Securities in the same manner as the Company would give notice to holders of Securities under the Indenture. Such notice sought, among other things, a determination from each of such holders as to whether such holder elects to sell Registrable Securities pursuant to the Registration Statement.

    A holder who so elected to sell any Registrable Securities pursuant to the Shelf Registration Statement is required to be named as a selling security holder in the related Prospectus, may be required to deliver a prospectus to purchasers, may be subject to certain civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to a holder making such election (including certain indemnification provisions).

    Any holder of any Registrable Securities wishing to include such holder's Registrable Securities in the Shelf Registration Statement must deliver a Selling Securityholder's Questionnaire substantially in the form attached as Annex A to this Offering Circular to the Company within 30 days after notice from the Company of its intention to file the Shelf Registration Statement (the "Questionnaire Deadline") (each such holder, an "Electing Holder"). The Company will include in the Shelf Registration Statement the Registrable Securities of Electing Holders. If the Shelf Registration Statement shall have been filed prior to the Questionnaire Deadline, the Company will file, as promptly as reasonably practicable and in any event no later than 10 days after the Questionnaire Deadline, a supplement (if the Shelf Registration Statement shall then be effective) or an amendment (if the Shelf Registration Statement shall not then be effective) with respect to the Registrable Securities of Electing Holders (or shall otherwise ensure that such Registrable Securities are included in the Shelf Registration Statement). A holder of Registrable Securities who fails to deliver a properly completed and signed Selling Securityholder's Questionnaire to the Company prior to the Questionnaire Deadline will not be entitled to include its Registrable Securities in the Shelf Registration Statement (or supplement or amendment thereto) first filed thereafter. After the Questionnaire Deadline (or, if later, the date that the Shelf Registration Statement becomes effective), the Company shall upon the request of any holder of Registrable Securities that is not then an Electing Holder, as promptly as reasonably practicable, send a Selling Securityholder's Questionnaire to such holder. Following its receipt of a completed and signed questionnaire in return, the Company will reasonably promptly include the Registrable Securities covered thereby in the Shelf Registration Statement.

    The Company agreed in the Registration Rights Agreement to use its reasonable efforts to cause such shares of Class A Common Stock issuable upon conversion of the Notes to be listed on the New York Stock Exchange, or, if the Class A Common Stock is not then listed on the New York Stock Exchange, to be listed on such exchange as the Class A Common Stock is then listed, upon effectiveness of the Shelf Registration Statement.

    This summary of certain provisions of the Registration Rights Agreement does not purpose to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which will be made available to beneficial owners of the Notes upon request to the Company.

TITLE

    The Company, the Trustee, any Paying Agent and any Conversion Agent may treat the registered owner (as reflected in the security register) of any Note as the absolute owner thereof (whether or not such Note shall be overdue) for the purpose of making payment and for all other purposes.

NOTICES

    Notice to Holders of the Notes will be given by mail to the addresses of such Holders as they appear in the Security Register. Such notices will be deemed to have been given on the date of such mailing.

    Notice of a redemption of Notes will be given at least once not less than 30 nor more than 60 days prior to the redemption date (which notice shall be irrevocable) and will specify the Redemption Date.

REPLACEMENT OF NOTES

    Notes that become mutilated, destroyed, stolen or lost will be replaced by the Company at the expense of the Holder upon delivery to the Trustee of the mutilated Notes or evidence of the loss, theft or destruction thereof satisfactory to the Company and the Trustee. In the case of a lost, stolen or destroyed Note, indemnity satisfactory to the Trustee and the Company may be required at the expense of the Holder of such Note before a replacement Note will be issued.

PAYMENT OF STAMP AND OTHER TAXES

    The Company will pay all stamp and other duties, if any, which may be imposed by the United States or the United Kingdom or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the Notes. The Company will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority thereof or therein.

GOVERNING LAW

    The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York, United States of America.

THE TRUSTEE

    In case an Event of Default shall occur (and shall not be cured), the Trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of Notes, unless they shall have offered to the Trustee reasonable security or indemnity.

                              PLAN OF DISTRIBUTION

    The Notes were issued to the Selling Securityholders in connection with an underwritten private placement. The Notes and Class A Common Stock issuable upon the conversion thereof may be sold from time to time directly by the undersigned Selling Securityholder or, alternatively, through underwriters, broker-dealers or agents. Such Notes and Class A Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchanges or U.S. inter-dealer quotation system of a registered national securities association on which the Notes or Class A Common Stock may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or services or in the over-the-counter market, or (iv) through the writing of options. In connection with sales of the Notes or Class A Common Stock or otherwise, the Selling Securityholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Notes or Class A Common Stock in the course of hedging the positions they assume. The Selling Securityholder may also sell Notes or Class A Common Stock short and deliver Registrable Securities to close out such short positions, or loan or pledge Notes or Class A Common Stock to broker-dealers that in turn may sell such securities.

    Pursuant to the provisions of the Registration Rights Agreement entered into by and between the Company and Goldman, Sachs & Co., the Company will pay the costs and expenses incident to its registration and qualification of the Notes offered hereby, including registration and filing fees. In addition, the Company has agreed to indemnify the Selling Securityholders against certain liabilities, including liabilities arising under the Securities Act.

    The Selling Securityholders and any broker-dealer participating in the distributing of the Notes may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit and any commissions paid or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Securityholders may indemnify any broker-dealer that participates in transactions involving the sale of Notes against certain liabilities, including liabilities under the Securities Act.

    There can be no assurances that the Selling Securityholders will sell any or all of the Notes offered by them hereunder.

                                 LEGAL MATTERS

    The validity of the securities offered hereby will be passed upon by Hughes & Luce, L.L.P., Dallas, Texas.

                                    EXPERTS

    The consolidated financial statements of the Company as of June 30, 1996 and 1997 and for each of the fiscal years in the three-year period ended June 30, 1997 as included in the Company's Current Report on Form 8-K dated February 19, 1998, which is incorporated by reference herein, except as they relate to CDSI, have been audited by Price Waterhouse LLP, independent accountants, and, insofar as they relate to CDSI, by Ernst & Young LLP, independent accountants, as set forth in their reports which appear in such Current Report on Form 8-K. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of said firms as experts in accounting and auditing.

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    NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO
GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED
IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SECURITYHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE NOTES AND CLASS A COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT WOULD BE UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN A CHANGE IN THE INFORMATION SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

Available Information.....................................................    2

Incorporation of Certain Documents by Reference...........................    2

Risk Factors..............................................................    3

Selling Securityholders...................................................   11

Ratio of Earnings to Fixed Charges........................................   12

Description of Notes......................................................   13

Plan of Distribution......................................................   28

Legal Matters.............................................................   28

Experts...................................................................   28


                                  $230,000,000

                              AFFILIATED COMPUTER
                                 SERVICES, INC.

                          4% CONVERTIBLE SUBORDINATED
                            NOTES DUE MARCH 15, 2005

                                   PROSPECTUS
                             ---------------------

                                     [LOGO]

                             ---------------------

                                  MAY 13, 1998

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